SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

BROADVISION, INC.
(Name of Subject Company (Issuer) and (Name of Filing Person (Offeror))

Options Under the Equity Incentive Plan and the 2000 Non-Officer Equity Incentive Plan to Purchase Common Stock, Par Value $0.0001 Per Share, Held By Option Holders
(Title of Class of Securities)

111412-10-2
(CUSIP Number of Underlying Class of Securities)

Copies to:

Scott C. Neely, Esq.	Kenneth L. Guernsey, Esq.
Vice President	Jamie E. Chung, Esq.
General Counsel	Virginia C. Edwards, Esq.
BroadVision, Inc.	Cooley Godward LLP
585 Broadway	One Maritime Plaza, 20th Floor
Redwood City, CA 94065	San Francisco, CA 94111
(650) 261-5100	(415) 693-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

N/A	N/A

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing party:	Not applicable
Form or Registration No.:	Not applicable	Date filed:	Not applicable

/x/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third party tender offer subject to Rule 14d-1.

/x/  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  / /

The following message was sent on April 3, 2001 by electronic mail from Pehong Chen, President and Chief Executive Officer of BroadVision, Inc. (the "Company"), to holders of option grants issued under the Company's Equity Incentive Plan and the 2000 Non-Officer Equity Incentive Plan:

Dear Colleagues,

Today I am announcing an Option Exchange Program under which you will have the right to cancel any options that are underwater on May 25 and, on November 27, receive a replacement option for the same number of shares. The details of this plan will be sent to you in the next two weeks and there will be a webcast and other information available on-line soon after that.

I am also announcing that awards under our 2001 Focal Option Grant Program will be finalized later this week and managers will be notifying the recipients of these awards over the next couple of weeks. The timing of the Focal Option Grant will depend on whether you elect to cancel an underwater option: if you do not cancel an underwater option as part of the Option Exchange Program, your Focal Option will be granted on May 25; if you cancel an underwater option, your Focal Option will be granted on November 27.

Replacement Options and Focal Options will vest in monthly increments over four years (except for replacements for referral options, which will vest over two years).

The delays in the grant of replacement options and focal grant options are driven by some pretty complex accounting rules. If we don't comply, we could incur potentially huge charges against our future operating results.

Again, please look forward to receiving the details of both of these programs in the next couple of weeks.

I am convinced that the long-term opportunities and prospects for our company are solid. These two option programs are really designed to be sure our best and brightest people help us achieve our objectives and share in our success.

Thanks,

Pehong
**************************************************

This communication is not an offer to exchange. When the program is commenced, you will be receiving an email notifying you of the availability on a BroadVision site of an "Offer to Exchange" describing the program and an "Election Form" that employees will use if they want to participate in the program. Employees should carefully read these documents when they become available, because they will contain important information about the exchange offer. The company will file these materials with the Securities and Exchange Commission as part of a tender offer statement. You will be able to obtain these materials and other documents filed by the company with the Securities and Exchange Commission for free from the Securities and Exchange Commission's website at www.sec.gov or from the company's website.

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